Exhibit (a)(5)(iv)

FOR IMMEDIATE RELEASE

Nicholas Financial, Inc. Corporate Headquarters 2454 McMullen-Booth Rd. Building C, Suite 501 Clearwater, FL 33759	Contact: Katie L. MacGillivary CFO & VP Finance ph # - 727-726-0763	NASDAQ: NICK Web site: www.nicholasfinancial.com

Nicholas Reports Final Results of

Modified Dutch Auction Tender Offer by Its Principal Operating Subsidiary

March 19, 2015—Clearwater, FL—Nicholas Financial, Inc. (NASDAQ: NICK) today announced the final results of the modified “Dutch auction” tender offer for the purchase of $70.0 million in value of the Company’s Common shares by its principal operating subsidiary. The tender offer expired at 5:00 p.m., New York City time, on March 13, 2015.

Based on the final count by Computershare Investor Services, Inc., the depositary for the tender offer, Nicholas accepted for payment an aggregate of 4,713,804 Common shares of the Company, at a final purchase price of $14.85 per share, for an aggregate cost of approximately $70.0 million, excluding fees and expenses relating to the tender offer.

The aggregate number of Commons shares purchased in the tender offer by Nicholas represented approximately 38.0% of the Company’s outstanding Common shares as of March 17, 2015. Following settlement of the tender offer, the Company has approximately 7,701,981 Common shares outstanding.

“We are pleased with the success of the tender offer,” commented Chief Executive Officer Ralph T. Finkenbrink. “The completion of the tender offer demonstrates our commitment to delivering shareholder value, while expressing our confidence in Nicholas’ business and long-term growth potential.”

The depositary will promptly issue payment for Common shares validly tendered and accepted for purchase in accordance with applicable law. Common shares tendered and not accepted for purchase will be returned promptly to shareholders by the depositary in accordance with applicable law.

Janney Montgomery Scott LLC acted as the dealer manager for the tender offer. Shareholders who have questions about the tender offer may call Morrow & Co., LLC, the information agent for the tender offer, toll free at (855) 223-1287. Banks and brokers may call the information agent collect at (203) 658-9400.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements”. The words “will,” “expect,” “intend,” and variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. The forward-looking statements in this release include statements regarding the number of and the payment for shares being purchased in the tender offer, and other actions relating to the tender offer. Forward-looking statements are not guarantees of future actions or events, which may vary materially from those expressed or implied in such statements. Differences may result from actions taken by Nicholas or its management, as well as from risks and uncertainties beyond Nicholas’ control, including relating to third parties such as the depositary and shareholders. Such actions, risks, and uncertainties include, but are not limited to, uncertainties relating to the tender offer (including payment for and return of shares), changes to Nicholas’ financing arrangements, Nicholas’ financial results and condition, changes in financial markets and regulatory and economic conditions, and changes in Nicholas’ strategic and financial objectives, as well as other business- and corporate-related events. The foregoing list of actions, risks and uncertainties is illustrative but by no means exhaustive. For more information on factors that may affect Nicholas, please review “Risk Factors” and other disclosures described in Nicholas’ most recent Annual Report on Form 10-K, as well as other public filings with the SEC. These forward-looking statements reflect Nicholas’ expectations as of the date of this release. Nicholas undertakes no obligation to update the information provided herein.